Exhibit 99.1

Sunlands Online Education Group Announces Unaudited Second Quarter 2018

Financial Results

Net revenues increased by 134.1% year-over-year

Gross billings (non-GAAP) increased by 53.8% year-over-year

New student enrollments increased by 63.2% year-over-year

BEIJING, August 24, 2018 -- Sunlands Online Education Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operational Highlights

▪	Net revenues were RMB481.8 million (US$72.8 million), representing a 134.1% increase year-over-year.

▪	Gross billings (non-GAAP) were RMB769.6 million (US$116.3 million), representing a 53.8% increase year-over-year.

▪	Gross profit was RMB393.3 million (US$59.4 million), representing a 119.6% increase year-over-year.

▪	Net loss was RMB271.8 million (US$41.1 million), representing a 105.3% increase year-over-year. Net loss margin, defined as net loss as a percentage of net revenue, decreased to 56.4% from 64.3% in the second quarter of 2017.

▪	New student enrollments were 133,887, representing a 63.2% increase year-over-year.[1]

▪	As of June 30, 2018, deferred revenue balance was RMB2,893.5 million (US$437.3 million).

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, “We achieved healthy revenue growth as students continued to realize the benefits of our highly effective mobile and online tutoring offerings. During the quarter, we improved our sales and marketing approach to enhance the experience of prospective users and optimize brand positioning. We also introduced free trial classes so that potential students can experience Sunlands’ unique offering first-hand. We are pleased with the initial results of this initiative, which indicate that participants in free trial classes are significantly more likely to both become Sunlands’ students and enroll in courses with higher price points. While it will take some time to realize the benefits of these initiatives, we are confident that they will translate into better user experience and more sustainable growth over the long term.”

“In the second quarter, we continued to invest in introducing better technology and content that improve learning efficiency and ultimately lead to higher test pass rates. We enhanced our content by doubling knowledge points, which are essential to improving learning effectiveness, to approximately 275,000 by the end of the second quarter. We also continued to roll out our AI-powered personalized study programs that accelerate the learning process and significantly improve learning outcomes. These initiatives have contributed to ongoing improvements in the pass rates of Sunlands’ students. For example, Sunlands’ students based in Jiangsu achieved a Self-Taught Higher Education Examination,

_______________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us).

or STE, pass rate of 79.2% in April 2018, compared to a pass rate of 71.9% in 2017. Looking ahead, we will continue to invest in our content, teaching quality and technology platform to cement our leading position in China’s online post-secondary and professional education market.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, “We are pleased to have exceeded our revenue projections reflecting the strong demand for online STE tutoring. In the second half of 2018, we will introduce new course packages and incrementally adjust pricing to better reflect the value we deliver to our students. At the same time, we will continue to focus on optimizing our sales and marketing operations to both increase effectiveness and improve the profitability of our business.”

Financial Results for the Second Quarter of 2018

Net Revenues

In the second quarter of 2018, our net revenues increased by 134.1% to RMB481.8 million (US$72.8 million) from RMB205.8 million in the second quarter of 2017. The increase was mainly driven by the growth in new student enrollments. The increase in new student enrollments was driven primarily by the continuous improvement the quality of our online content offerings, our technology platform, as well as an increase in sales, branding and marketing efforts.

Cost of Revenues

Our cost of revenues increased by 230.8% from RMB26.8 million in the second quarter of 2017 to RMB88.5 million (US$13.4 million) in the second quarter of 2018. The increase was primarily due to the increase in compensation for our faculty members, which mainly included teachers and mentors, as we continued to retain our existing faculty members and attract new faculty members.

Gross Profit

Our gross profit increased by 119.6% to RMB393.3 million (US$59.4 million) from RMB179.1 million in the second quarter of 2017.

Operating Expenses

In the second quarter of 2018, operating expenses were RMB688.3 million (US$104.0 million), representing a 118.8%  increase from RMB314.6 million in the second quarter of 2017.

Sales and marketing expenses increased by 105.8% to RMB581.7 million (US$87.9 million) from RMB282.6 million in the second quarter of 2017. The increase was mainly due to increases in (i) our sales and marketing compensation; and (ii) spending on branding and marketing activities, including investments in broadening our search engine and mobile application channels.

General and administrative expenses increased by 258.8% to RMB92.2 million (US$13.9 million) from RMB25.7 million in the second quarter of 2017. The increase was mainly due to the increase in compensation, mainly as a result of hiring more R&D talent to further strengthen our IT infrastructure and R&D abilities.

Product development expenses increased by 126.6% to RMB14.3 million (US$2.2 million) from RMB6.3 million in the second quarter of 2017. The increase was primarily due to an increase in compensation for our course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the second quarter of 2018 was RMB271.8 million (US$41.1 million), compared with RMB132.4 million in the second quarter of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB39.37 (US$5.95) in the second quarter of 2018.

Cash and Cash Equivalents and Short-term Investments

As of June 30, 2018, we had RMB1,419.2 million (US$214.5 million) of cash and cash equivalents and RMB926.9 million (US$140.1 million) of short-term investments, compared to RMB559.5 million of cash and cash equivalents and RMB353.1 million of short-term investments as of December 31, 2017.

Deferred Revenue

As of June 30, 2018, our deferred revenue balance was RMB2,893.5 million (US$437.3 million). Revenues related to online courses are recognized on a straight-line basis over the service period. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to such students pursuant to the terms of those service contracts.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support our operations. Our capital expenditures were RMB97.3 million (US$14.7 million) in the second quarter of 2018, compared to RMB2.6 million in the second quarter of 2017. The increase was mainly due to purchases of buildings and leasehold improvements for the purpose of business expansion.

Financial Results for the First Six Months of 2018

Net Revenues

For the first six months of 2018, our net revenues increased by 145.7% to RMB888.2 million (US$134.2 million) from RMB361.5 million in the first six months of 2017.

Cost of Revenues

Our cost of revenues increased by 244.8% from RMB46.2 million in the first six months of 2017 to RMB159.2 million (US$24.1 million) in the first six months of 2018.

Gross Profit

Our gross profit increased by 131.2% to RMB729.0 million (US$110.2 million) from RMB315.3 million in the first six months of 2017.

Operating Expenses

In the first six months of 2018, operating expenses were RMB1,276.5 million (US$192.9 million), representing a 131.8% increase  from RMB550.7 million in the first six months of 2017.

Sales and marketing expenses increased by 119.3% to RMB1,080.7 million (US$163.3 million) from RMB492.8 million in the first six months of 2017.

General and administrative expenses increased by 262.5% to RMB169.9 million (US$25.7 million) from RMB46.9 million in the first six months of 2017.

Product development expenses increased by 134.6% to RMB25.9 million (US$3.9 million) from RMB11.0 million in the first six months of 2017.

Net Loss

Net loss for the first six months of 2018 was RMB517.0 million (US$78.1 million), compared with RMB231.8 million in the first six months of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB91.06 (US$13.76) in the first six months of 2018.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support our operations. Our capital expenditures were RMB245.0 million (US$37.0 million) and RMB5.0 million in the first six months of 2018 and 2017, respectively.

Outlook

For the third quarter of 2018, we currently expect net revenues to be between RMB500.0 million to RMB520.0 million, which would represent an increase of 89.4% to 96.9% year-over-year.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate for June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 29, 2018, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30am U.S. Eastern Time, (7:30pm Beijing/Hong Kong time) on August 24, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Canada toll free:	855-669-9657
Mainland China toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong:	+852-301-84992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sunlands Online Education Group Call. Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/

A replay of the conference call will be available 1 hour after the end of the conference call until August 31, 2018.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10123257

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

About Sunlands

Sunlands Online Education Group (NYSE: STG) ("Sunlands" or the "Company") is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation, amortization, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For investor enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

For media enquiries, please contact:

Brunswick Group

Anqi Yang

Tel: +86 10 5960 8639

Email: Sunlands@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	559,459	1,419,167	214,470
Short-term investments	353,070	926,916	140,079
Prepaid expenses and other current assets	48,993	113,810	17,201
Amounts due from related parties	250,096	-	-
Deferred costs, current	55,073	88,053	13,307
Total current assets	1,266,691	2,547,946	385,057
Non-current assets
Property and equipment, net	525,288	557,017	84,178
Intangible assets, net	1,552	1,385	209
Deferred costs, non-current	43,187	60,032	9,072
Long-term investment	3,300	2,023	306
Other non-current assets	129,641	216,971	32,789
Total non-current assets	702,968	837,428	126,554
TOTAL ASSETS	1,969,659	3,385,374	511,611

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Online Education Group of RMB223,298 and RMB218,738
as of December 31, 2017 and June 30, 2018, respectively)	235,900	308,590	46,635
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs consilidatedrevenue,VIE without recourse without recourses to Sunlands Online Education Group of RMB1,325,954 and
RMB1,624,898 as of December 31, 2017 and June 30, 2018, respectively)	1,325,954	1,624,898	245,560
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Online Education Group of
RMB180,390 and nil as of December 31, 2017 and June 30, 2018,respectively)	240,390	121,540	18,368
Total current liabilities	1,802,244	2,055,028	310,563
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Online Education Group of
RMB784,474 and RMB1,268,608 as of December 31, 2017 and June 30,
2018, respectively)	784,474	1,268,608	191,717
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Online Education Group of nil and RMB135
as of December 31, 2017 and June 30, 2018, respectively)	-	17,845	2,697
Total non-current liabilities	784,474	1,286,453	194,414
TOTAL LIABILITIES	2,586,718	3,341,481	504,977

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	-	-
Series B convertible redeemable preferred shares	601,605	-	-
Series B+ convertible redeemable preferred shares	131,104	-	-
TOTAL MEZZANINE EQUITY	1,024,709	-	-

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding
as of December 31, 2017 and June 30, 2018, respectively)	1	-	-
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued and outstanding
as of December 31, 2017 and June 30, 2018, respectively)	-	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding
as of December 31, 2017 and June 30, 2018, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding
as of December 31, 2017 and June 30, 2018, respectively)	-	1	-
Additional paid-in capital	289,674	2,424,927	366,464
Accumulated deficit	(1,922,748)	(2,440,322)	(368,790)
Accumulated other comprehensive (loss)/income	(8,759)	58,667	8,866
Total Sunlands Online Education Group shareholders’ (deficit)/equity	(1,641,832)	43,274	6,540
Noncontrolling interest	64	619	94
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,641,768)	43,893	6,634
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	1,969,659	3,385,374	511,611

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB	US$
Net revenues	205,826	481,798	72,811
Cost of revenues	(26,753)	(88,508)	(13,376)
Gross profit	179,073	393,290	59,435

Operating expenses
Sales and marketing expenses	(282,611)	(581,722)	(87,912)
Product development expenses	(6,314)	(14,307)	(2,162)
General and administrative expenses	(25,707)	(92,248)	(13,941)
Total operating expenses	(314,632)	(688,277)	(104,015)
Loss from operations	(135,559)	(294,987)	(44,580)
Interest income	3,197	16,446	2,485
Other income, net	-	7,199	1,088
Loss before income tax expenses	(132,362)	(271,342)	(41,007)
Income tax expenses	-	-	-
Loss from equity method investment	(50)	(441)	(67)
Net loss	(132,412)	(271,783)	(41,074)

Less: Net (loss)/income attributable to noncontrolling interest	(30)	254	38

Net loss attributable to Sunlands Online Education Group	(132,382)	(272,037)	(41,112)
Net loss per share attributable to ordinary shareholders of
Sunlands Online Education Group:
Basic and diluted	(34.67) .)	(39.37)	(5.95)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,818,618	6,910,058	6,910,058

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB	US$
Net loss	(132,412)	(271,783)	(41,074)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	2,190	84,377	12,751
Total comprehensive loss	(130,222)	(187,406)	(28,323)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(30)	254	38
Comprehensive loss attributable to Sunlands Online Education Group	(130,192)	(187,660)	(28,361)

SUNLANDS ONLINE EDUCATION GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB
Net revenues	205,826	481,798
Less: other revenues	(1,732)	(2,722)
Add: tax and surcharges	6,894	16,160
Add: ending deferred revenue	1,269,073	2,893,506
Less: beginning deferred revenue	(979,703)	(2,619,134)
Gross billings (non-GAAP)	500,358	769,608

Net loss	(132,412)	(271,783)
Add: income tax expenses	-	-
depreciation and amortization	1,672	6,585
Less: interest income	(3,197)	(16,446)
EBITDA (non-GAAP)	(133,937)	(281,644)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2017	2018
	RMB	RMB	US$
Net revenues	361,463	888,171	134,224
Cost of revenues	(46,179)	(159,208)	(24,060)
Gross profit	315,284	728,963	110,164

Operating expenses
Sales and marketing expenses	(492,795)	(1,080,698)	(163,319)
Product development expenses	(11,039)	(25,893)	(3,913)
General and administrative expenses	(46,879)	(169,945)	(25,683)
Total operating expenses	(550,713)	(1,276,536)	(192,915)
Loss from operations	(235,429)	(547,573)	(82,751)
Interest income	4,053	23,290	3,520
Other income, net	-	8,541	1,291
Loss before income tax expenses	(231,376)	(515,742)	(77,940)
Income tax expenses	-	-	-
Loss from equity method investment	(398)	(1,277)	(193)
Net loss	(231,774)	(517,019)	(78,133)

Less: Net (loss)/income attributable to noncontrolling interest	(42)	555	84

Net loss attributable to Sunlands Online Education Group	(231,732)	(517,574)	(78,217)
Net loss per share attributable to ordinary shareholders of
Sunlands Online Education Group:
Basic and diluted	(60.68)	(91.06)	(13.76)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,818,618	5,683,699	5,683,699

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands )

	For the Six Months Ended June 30,
	2017	2018
	RMB	RMB	US$
Net loss	(231,774)	(517,019)	(78,133)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	-	67,426	10,190
Total comprehensive loss	(231,774)	(449,593)	(67,943)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(42)	555	84
Comprehensive loss attributable to Sunlands Online Education Group	(231,732)	(450,148)	(68,027)

SUNLANDS ONLINE EDUCATION GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Six Months Ended June 30,
	2017	2018
	RMB	RMB
Net revenues	361,463	888,171
Less: other revenues	(2,620)	(4,392)
Add: tax and surcharges	12,124	31,951
Add: ending deferred revenue	1,269,073	2,893,506
Less: beginning deferred revenue	(727,569)	(2,110,428)
Gross billings (non-GAAP)	912,471	1,698,808

Net loss	(231,774)	(517,019)
Add: income tax expenses	-	-
depreciation and amortization	3,124	11,272
Less: interest income	(4,053)	(23,290)
EBITDA (non-GAAP)	(232,703)	(529,037)